

January 31, 2013

Via E-mail
Javier Gremes Cordero
Chief Executive Officer
Gas Transporter of the South, Inc.
Don Bosco 3672, 5th Floor
C1206ABF Buenos Aires, Argentina

      Re: **Gas Transporter of the South, Inc.**
              Form 20-F for the Fiscal Year Ended December 31, 2011
              Filed April 25, 2012
              Response dated January 17, 2013
              File No. 001-13396

Dear Mr. Cordero:

We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments

Item 5. Operating and Financial Review and Prospects, page 42

Critical Accounting Policies, page 43

1. We note your response to prior comment 1 that you will revise future disclosure to provide a comprehensive explanation describing the material assumptions considered with respect to your tariff situation. Please also include your assertion, as applicable, that "[undiscounted future cash flows substantially exceeded the net carrying value of property, plant and equipment for its Gas Transportation segment and its Liquid Production and Commercialization segment.]"

2. We note it is your policy to periodically evaluate the carrying value of your long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In that regard we note your assumptions for

impairment testing included "[(i) the implementation of the retroactive tariff increase approved by the Decree would occur by the end of 2012, for which the Company had received two favorable decisions from Argentine Courts and is waiting for the issuance of the new tariff schedule by Ente Nacional Regulador del Gas ("ENARGAS"), (ii) the enactment of the integral renegotiation agreement proposal (the "Renegotiation Agreement") regarding its License, which was received in October 2011 from the UNIREN and accepted by TGS and (iii) a semi-annual tariff review mechanism that would permit the adjustment of tariffs to reflect movements in general cost indexes.]" With the passage of time and as events and circumstances evolve throughout the year please explain whether or not attaining these assumptions triggered a periodic revaluation of impairment factors. In your response please explain whether you have considered using a probability-weighted approach in considering the likelihood of possible outcomes. If so, please revise your disclosure to include this methodology describing the related assumptions.

Note 12. Differences Between Argentine GAAP and U.S. GAAP, page F-32

3. We note your response to prior comment 5. For the purposes of this disclosure and in accordance with U.S. GAAP please explain how you apply the concept of lower of cost or market and whether there is a material variation from Argentine GAAP. To the extent there is a variation please explain whether you considered disclosing this difference.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551- 3720 with any other questions.

Sincerely,

/s/ James Allegretto for

Andrew D. Mew
Accounting Branch Chief

cc: Gonzalo Castro Olivera, Chief Financial Officer